April 2, 2020

Roop Mundi
Chief Executive Officer
Infuzed Brands Inc.
409 Granville Street, Suite 1000
Vancouver, British Columbia, Canada V6C 1T2

       Re: Infuzed Brands Inc.
           Pre-qualification Amendment 1 to Offering Statement on Form 1-A Filed March 20, 2020
           File No. 24-11166

Dear Mr. Mundi:

       We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed March 202, 2020

The Offering
Use of Proceeds to Issuer, page 8

1. Revise the disclosure on pages 8 and 20 to make clear that if the company sells all
       71,000,000 units being offered and if all 35,500,000 warrants underlying the warrants are exercised in full, the company's net proceeds will be $48,730,000 after deducting estimated offering expenses of $970,000. We note that the present disclosure refers only to the units being offered.
 Roop Mundi
Infuzed Brands Inc.
April 2, 2020
Page 2

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Jean C.
Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameRoop Mundi
                                                           Division of
Corporation Finance
Comapany NameInfuzed Brands Inc.
                                                           Office of
Manufacturing
April 2, 2020 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName